                          [Cardima, Inc. Letterhead]


December 21, 2001

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Washington, D.C. 20549

RE:  Cardima, Inc.
     CIK:  0001022570
     Commission File No.:  333-71536
     Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Cardima, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, Commission File No. 333-71536, together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on October 12, 2001.

Pursuant to the Registration Statement, the Registrant proposed to register 4,515,953 shares of its Common Stock, $0.001 par value per share, including 1,693,481 shares of Common Stock exercisable pursuant to the issuance of warrants, for resale by certain selling stockholders to the public. The Registration Statement was never declared effective and no securities have been sold under the Registration Statement. The Registrant desires to withdraw the Registration Statement due to its ineligibility to use Form S-3 according to the Commission.

Accordingly, we request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Cameo F. Jones or Quoc An Nguyen of Pillsbury Winthrop LLP, legal counsel to the Registrant at (415) 983-1000.

Sincerely,

Cardima, Inc.

/s/ Ronald E. Bourquin
-------------------------------------------------
Ronald E. Bourquin
Senior Vice President and Chief Financial Officer

cc:  Gabriel B. Vegh
     Cameo F. Jones, Esq.
     Quoc An Nguyen, Esq.